FORM 11-K

                 SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549



/ X /  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT         OF 1934 (FEE REQUIRED)

    For the fiscal year ended      December 31, 1999
                             ------------------------------

                            OR


/   /  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

    For the transition period from             to
                                  -------------  -------------


                Commission file number 1-2999
                                       ------

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                       CHRIS-CRAFT/UTV
                 EMPLOYEES' STOCK PURCHASE PLAN

    B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                   CHRIS-CRAFT INDUSTRIES, INC.
                        767 FIFTH AVENUE
                    NEW YORK, NEW YORK  10153

                        CHRIS-CRAFT/UTV
                        ---------------
                 EMPLOYEES' STOCK PURCHASE PLAN
                 ------------------------------



(a)  Financial Statements and Schedules

The financial statements and schedules included herein are filed as part of this report.

(b)  Consent:  PricewaterhouseCoopers LLP -  Exhibit I





                            SIGNATURE
                            ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                        CHRIS-CRAFT/UTV
                 EMPLOYEES' STOCK PURCHASE PLAN





                      By:   /s/ Joelen K. Merkel
                            --------------------
                            Joelen K. Merkel
                            Senior Vice President and Treasurer
                            Chris-Craft Industries, Inc.



Date: June 28, 2000

        Report of Independent Certified Public Accountants


To the Plan Committee of Chris-Craft/UTV
  Employees' Stock Purchase Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chris-Craft/UTV Employees' Stock Purchase Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule of Assets Held for Investment Purposes at End of Year and Schedule of Reportable Transactions, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's committee. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Fort Lauderdale, FL

June 21, 2000

                                 CHRIS-CRAFT/UTV
                                 ---------------
                          EMPLOYEES' STOCK PURCHASE PLAN
                          ------------------------------
                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                  -----------------------------------------------
                                                                December 31,
                                                         -----------------------
                                                             1999        1998
                                                         -----------  ----------

              ASSETS
              ------
INVESTMENTS IN COMMON STOCK
   at market:
   Chris-Craft Industries, Inc.
    $1.40 convertible preferred stock; 246
    shares (cost $2,509) in 1998                        $      -       $   401,461

   Chris-Craft Industries, Inc.
    Class B common stock; 280,328 shares
    (cost $891,426) in 1999, 363,600 shares
    (cost $895,096) in 1998                              20,218,657*    17,520,975

   Chris-Craft Industries, Inc.
    Common stock; 677,472 shares
    (cost $20,413,568) in 1999, 644,261 shares
    (cost $17,204,587) in 1998                           48,862,668*    31,045,327

   United Television, Inc.
    Common stock; 209,070 shares
    (cost $11,096,217) in 1999                           28,328,985*          -
                                                        -----------    -----------
                                                         97,410,310     48,967,763
                                                        -----------    -----------
CASH AND CASH EQUIVALENTS                                   619,955        142,844
                                                        -----------    -----------
CONTRIBUTIONS RECEIVABLE:
  Participants                                                 -            90,978
  Employer                                                     -            90,978
                                                        -----------    -----------
                                                               -           181,956
                                                        -----------    -----------
           LIABILITIES
           -----------
DUE TO BROKERS                                              614,953           -

EXCESS CONTRIBUTIONS PAYABLE TO PLAN PARTICIPANTS           668,099        244,608
                                                        -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                       $96,747,213    $49,047,955
                                                        ===========    ===========
* Investments represent 5% or more of the net assets available for benefits.

                The accompanying notes to financial statements are
                      an integral part of these statements.

                               CHRIS-CRAFT/UTV
                               ---------------
                        EMPLOYEES' STOCK PURCHASE PLAN
                        ------------------------------
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
         ---------------------------------------------------------


                                                Year Ended December 31,
                                       ----------------------------------------
                                          1999          1998           1997
                                       -----------   -----------    -----------
ADDITIONS:
   Contributions -
       Participant                     $ 3,385,771   $ 1,756,288    $ 1,687,781
       Employer                          3,385,771     1,756,288      1,687,781
                                       -----------   -----------    -----------
                                         6,771,542     3,512,576      3,375,562

   Net unrealized appreciation in
     market value of investments        27,851,543          -        10,932,902

   Dividend and interest income          1,573,901     1,739,795      1,230,074
                                       -----------   -----------    -----------
                                        36,196,986     5,252,371     15,538,538
                                       -----------   -----------    -----------
DEDUCTIONS:
   Distributions to participants
     upon termination or withdrawal    (14,001,460)   (4,370,446)    (2,684,716)

   Excess contributions to be
     returned to Plan participants        (668,099)     (244,608)      (309,400)

   Net unrealized depreciation in
     market value of investments              -       (4,116,108)          -
                                       -----------   -----------    -----------
                                       (14,669,559)   (8,731,162)    (2,994,116)
                                       -----------   -----------    -----------

INCREASE (DECREASE) IN PLAN EQUITY      21,527,427    (3,478,791)    12,544,422

NET ASSETS TRANSFERRED DUE TO MERGER
   OF UTV PLAN                          26,171,831          -              -

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR          49,047,955    52,526,746     39,982,324
                                       -----------   -----------    -----------
NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR               $96,747,213   $49,047,955    $52,526,746
                                       ===========   ===========    ===========

                     The accompanying notes to financial statements are
                           an integral part of these statements.

                          CHRIS-CRAFT/UTV
                          ---------------
                    EMPLOYEES' STOCK PURCHASE PLAN
                    ------------------------------
                    NOTES TO FINANCIAL STATEMENTS
                    -----------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

PLAN MERGER -

Effective January 1, 1999, Chris-Craft Industries, Inc. (the Company) merged the United Television, Inc. Employee Stock Purchase Plan (UTV
Plan) maintained by United Television, Inc. (UTV), a majority owned subsidiary, into the Chris-Craft Industries, Inc. Employees' Stock Purchase Plan which was then renamed the Chris-Craft/UTV Employees' Stock Purchase Plan (the Plan). The Plan is the surviving plan and benefits to Chris-Craft and UTV employees are substantially unchanged from those under the prior plans, except that (i) all contributions to the Plan for periods after the merger, including those for UTV participants, are invested in Chris-Craft common stock; and (ii) upon the merger, all UTV participants were granted full vesting in their interests in the UTV Plan, which interests remain invested in UTV common stock.

BASIS OF ACCOUNTING -

The Plan's accounting records are maintained on the accrual method.

INVESTMENT PROGRAM, CONTRIBUTIONS AND DISTRIBUTIONS -

Under the provisions of the Plan, employees of Chris-Craft and its subsidiaries (including UTV) who are participants in the Plan may contribute monthly, at their election, 2%, 4% or 6% of their compensation, as defined, toward the purchase of Chris-Craft common stock. The Company is required to contribute monthly 25% of the participants' aggregate contributions and may contribute an additional discretionary amount, so long as the Company's aggregate contribution is not greater than 100% of the participants' aggregate contributions for the year. The Company matched 100% of participants' aggregate contributions for the years ended December 31, 1999, 1998 and 1997.

The Plan provides for administration by a committee of at least two individuals appointed by the Chris-Craft Board of Directors, with the funds and securities being held in trust by First Union National Bank, as Trustee. Company contributions may be made in cash or stock. Cash contributions of the participants and the Company are invested in Chris-Craft common stock.

The number of employees participating in the Plan as of December 31, 1999, and the combined total of contributions of the Company and participants are as follows:

                Number of
               Participants            Contributions
                    at             Year Ended December 31,
               December 31,  ----------------------------------
 Division          1999         1999        1998        1997
 --------      ------------  ----------  ----------  ----------

 Corporate          19       $  187,162  $  200,558  $  200,298
 Television        932        6,343,410   3,089,812   2,963,900
 Industrial         42          240,970     222,206     211,364
                   ---       ----------  ----------  ----------
                   993       $6,771,542  $3,512,576  $3,375,562
                   ===       ==========  ==========  ==========

The shares credited to the account of each participating employee for Company contributions are determined generally on the basis of the employee's proportionate share of total employee contributions.
Shares may be distributed upon retirement, death or disability, and provision is also made for distribution in the event of termination of employment or withdrawal from the Plan.

Forfeiture of varying portions of the stock attributable to the Company's contributions results from termination of employment or withdrawal from the Plan within five years after the employee becomes a participant. Shares forfeited by participants who leave the Plan are generally reallocated to the accounts of the remaining participants in the Plan on the last day of the Plan year in which expiration of a one year period of severance from the date of termination occurs, or, if later, the last day of the Plan year in which the distribution to the participant has occurred.

Excess contributions were calculated and subsequently distributed to participants in accordance with Internal Revenue Code (the Code) requirements. Such contributions amounted to $668,099 and $244,608 as of December 31, 1999 and 1998, respectively.

FAIR VALUE OF INVESTMENTS -

The Plan carries its investment in Chris-Craft and UTV common shares at market value based upon the respective stock exchange reported prices. Chris-Craft Class B common shares, for which there is no trading market, and Chris-Craft $1.40 convertible preferred shares, which are traded infrequently (and all of which were converted into common stock during 1999), are carried at the market value of their respective underlying common shares.

PAYMENT OF BENEFITS -

Benefits are recorded when paid.

(2)  UNREALIZED APPRECIATION OF INVESTMENTS:

Unrealized appreciation represents the excess of such market value over the aggregate cost of the investments, and is summarized as follows:

                                   Year Ended December 31,
                           -----------------------------------
                               1999        1998        1997
                           ----------- ----------- -----------
Unrealized appreciation,
  beginning of year        $30,865,571 $36,170,999 $25,456,115
Adjustments to reflect
  investments at market
  value                     27,851,543  (4,116,108) 10,932,902
Stock dividend               1,452,490   1,733,819   1,227,021
Unrealized appreciation on
  investments distributed
  to participants           (9,989,366) (2,923,139) (1,445,039)
Addition of UTV unrealized
  appreciation at date
  of plan merger            13,491,271        -           -
Change in cost method (a)    1,337,590        -           -
                           ----------- ----------- -----------
Unrealized appreciation,
  end of year              $65,009,099 $30,865,571 $36,170,999
                           =========== =========== ===========

(a) Effective January 1, 1999, the Trustee changed its method of calculating cost to the specific cost method from the average cost method. Such change reduced the cost of all shares in the Plan by $1,337,590 at the time of change, and is only reflected in the above calculation.

Based on June 21, 2000 market values, the unrealized appreciation of Chris-Craft and UTV shares held by the Plan on December 31, 1999 was $63,162,340.

(3)  INVESTMENTS IN CHRIS-CRAFT INDUSTRIES, INC. AND UNITED
TELEVISION, INC.:

Each share of Chris-Craft Class B common stock entitles the holder to ten votes (common stock entitles the holder to one vote per share), is convertible at all times into common stock on a share-for-share basis, is not transferable except to specified persons ("Permitted Transferees") and, in general, carries the same per share dividend and liquidation rights as a share of common stock, except that Chris-Craft's Board of Directors may at its discretion declare greater cash dividends per share on the common stock than on the Class B common stock. No additional Class B shares may be issued without further shareholder approval, except upon the conversion of $1.40 convertible preferred shares by holders of record on November 10, 1986 (the record date for the initial distribution of Class B common stock) or Permitted Transferees, or in payment of stock dividends or stock splits on outstanding shares of Class B common stock.

On March 16, 2000, Chris-Craft's Board of Directors declared a 3% common stock dividend, which was paid in April 2000, and increased by 3% Chris-Craft's common and Class B common shares outstanding.

Dividends received consist of a $.50 per share cash dividend on UTV stock, the stated cash dividend on the $1.40 convertible preferred stock (prior to its conversion) and Chris-Craft common stock dividends of 3%, aggregating $1,565,915, $1,734,163, and $1,227,365 for the years ended December 31, 1999, 1998 and 1997, respectively. The stock dividends were valued using the closing price of Chris-Craft common stock on the record date.

(4)  DISTRIBUTIONS TO PARTICIPANTS FOR TERMINATIONS AND WITHDRAWALS:

Distributions are made to participants, or their designated beneficiaries, in the event of death, termination of employment or withdrawal from the Plan, in whole shares of stock, with fractional shares of stock payable in cash.

A participant (or the beneficiary in the case of death) is entitled to a distribution of 100 percent of his or her account upon termination of employment by normal retirement, permanent disability or death. A participant who otherwise terminates and has five or more years of service while a participant of the Plan receives 100 percent of his or her account. Any participant who otherwise terminates, having less than five years of participation in the Plan (with the exception of UTV participants, whose balances at the time of the Plan merger were fully vested as described in Note 1) receives 100 percent of that part of the participant's account attributable to the participant's own contributions and a percentage of the shares attributable to the Company's contributions, as follows:
                                              Percentage
                                         Attributable to the
            Years of Participation     Company's Contributions
            ----------------------     -----------------------
            Less than 2                           20
            2 but less than 3                     40
            3 but less than 4                     60
            4 but less than 5                     80
            5 or more                            100

The dollar amounts of distributions, which are computed using market values of Chris-Craft and UTV shares at dates such shares are ordered to be transferred into the names of terminated or withdrawn participants, are as follows:

                                    Year Ended December 31,
                              ----------------------------------
                                 1999        1998        1997
                              ----------  ----------  ----------
Balances in participants'
 accounts upon termination
 or withdrawal               $14,113,839  $4,452,999  $2,801,814
   Less - Nonvested amounts
    not distributed             (112,379)    (82,553)   (117,098)
                             -----------  ----------  ----------
   Distributions to
    participants upon
    termination or
    withdrawal               $14,001,460  $4,370,446  $2,684,716
                             ===========  ==========  ==========

Participants who had terminated participation in the Plan prior to December 31, 1999 were due 4,868 shares of Chris-Craft common stock, 55 shares of Chris-Craft Class B common stock and 7,240 shares of UTV common stock. Such shares had a market value of $1,336,091 at December 31, 1999.

(5)  FEDERAL TAXES APPLICABLE TO THE PLAN:

All income other than unrelated business income or debt financed income realized by a trust fund established under a qualified plan is exempt from federal income taxes. The Internal Revenue Service has determined, most recently by letter dated December 17, 1998, that the Plan is qualified under Section 401 of the Code and the related trust income is exempt from taxation under Section 501(a) of the Code. The Plan Committee believes that the Plan has been and will continue to be operated in accordance with all applicable requirements of the Code.

(6)  EXPENSES OF THE PLAN:

Participants' accounts are charged for brokerage fees and transfer taxes incurred by the Trustee in connection with the purchase of Chris-Craft shares. The Plan provides that other expenses incurred in connection with its administration may also be charged to participants' accounts; however, such expenses have been paid by the Company for each year presented.


(7) PARTY IN INTEREST TRANSACTIONS:

The Trustee is a party in interest as defined by ERISA. The Trustee, from time to time, invests Plan assets in its investment funds. Such transactions are exempt under Section 408(b)(8) of ERISA.

                                                      Schedule I

                       CHRIS-CRAFT/UTV
                 EMPLOYEES' STOCK PURCHASE PLAN
 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                       DECEMBER 31, 1999

                                                      CURRENT
                                         COST          VALUE
                                      -----------    -----------

Cash                                 $       508     $      508

Evergreen Select Mutual Fund,
     619,447 shares *                    619,447        619,447


Common stock:
    Chris-Craft Class B Common,
      280,328 shares                     891,426     20,218,657
    Chris-Craft Common,
      677,472 shares                  20,413,568     48,862,668
    United Television Common,
      209,070 shares                  11,096,217     28,328,985

                                     -----------    -----------
Total Investments                    $33,021,166    $98,030,265
                                     ===========    ===========



* Party in interest

                                                                                   Schedule II






                                        CHRIS-CRAFT/UTV
                                 EMPLOYEES' STOCK PURCHASE PLAN
                           SCHEDULE OF REPORTABLE TRANSACTIONS <F1><F2>
                               FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                         Current
                                                                                          Value
Identity of                                                                            of Asset on
Party                                              Purchase     Selling     Cost of    Transaction     Net
Involved     Description of Asset                    Price       Price       Asset        Date        Gain
-----------  --------------------                  ----------  ----------  ----------  ------------  -------
First Union  CoreStates Liquidity Fund
National      Purchases, 3,781,262 units in
Bank          41 transactions <F3><F4>             $3,781,262  $     -     $3,781,262  $3,781,262    $   -

First Union  CoreStates Liquidity Fund
National      Sales, 3,923,402 units
Bank          in 19 transactions <F3><F4>                -      3,923,402   3,923,402   3,923,402        -

First Union  Evergreen Select Money Market Fund
National      Purchases, 3,774,806 units in
Bank          44 transactions <F3><F4>              3,774,806        -      3,774,806   3,774,806        -

First Union  Evergreen Select Money Market Fund
National      Sales, 3,155,359 units in
Bank          21 transactions <F3><F4>                   -      3,155,359   3,155,359   3,155,359        -

Axiom        Chris-Craft Industries, Inc.
Capital        Common stock,
Management,     Purchases, 137,621 shares
Inc.            in 22 transactions                 7,092,619        -      7,092,619   7,092,619        -


Notes:

<F1>  Transactions included herein represent transactions or a series of transactions in securities of the same issue or with respect to the same issuer in excess of 5% of the quoted market value of Plan assets at the beginning of the year.

<F2>  This schedule incorporates all disclosures required by the Department of Labor for assets purchased and sold during the year.

<F3>  This fund is included in cash and cash equivalents in the accompanying Statements of Net Assets
Available for Plan Benefits.

<F4> Party in interest.

                                                    Exhibit I




        CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-69875) of Chris-Craft
Industries, Inc. of our report dated June 21, 2000 relating to the financial statements of Chris-Craft/UTV Employees Stock Purchase Plan, which appears in this Form 11-K.







PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
June 26, 2000